SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2018

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/MF No. 07.526.557/0001-00

NIRE 35.300.368.941

NOTICE TO THE MARKET

AMBEV S.A. (“Company”) informs its investors and the market in general that on the date hereof the indirect controlling shareholder of the Company, Anheuser-Busch InBev SA/NV (“AB InBev”), was notified about the approval of the agreement among AB InBev and the Chilean company Compañia Cervecerías Unidas S.A. (“CCU”) and its affiliates by the Secretaría de Comercio de la Nación (the Argentinean secretariat of foreign trade), after the favorable opinion from the Comisión Nacional de Defensa de la Competencia (the Argentinean antitrust governmental authority).

As a result of such approval, the transaction contemplated in the Agreement executed by and among AB InBev and the Company’s subsidiary Cervecería y Maltería Quilmes S.A. (“Transaction”), which was object of the Material Fact released by the Company on September 6, 2017 and the Notice to the Market released by the Company on September 15, 2017, is also authorized.

The consummation of the Transaction is still conditioned upon the analysis and validation by the Comisión Nacional de Defensa de la Competencia of the main documents that will be executed at the closing and other customary closing conditions.

São Paulo, March 14, 2018.

Ambev S.A.

Ricardo Rittes de Oliveira Silva

Chief Financial and Investor Relations Officer

1

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2018

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer